BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2024

1.  Date, Time and Place: Held on March 27, 2024, at 2 p.m., by videoconference.

2.  Call and Attendance: Call notice was waived due to the presence of all members of the Board of Directors (“BRF” ou “Companhia”), namely: Messrs. Marcos Antonio Molina dos Santos, Sergio Agapito Lires Rial, Marcia Aparecida Pascoal Marçal dos Santos, Flávia Maria Bittencourt, Augusto Marques da Cruz Filho, Deborah Stern Vieitas, Aldo Luiz Mendes, Pedro de Camargo Neto, Altamir Batista Mateus da Silva e Eduardo Augusto Rocha Pocetti.

3.  Presiding Board: Chairman: Sr. Marcos Antonio Molina dos Santos. Secretary: Sr. Bruno Machado Ferla.

4.  Agenda: To deliberate on (i) the rectification of item (i) of the Agenda of the Board of Directors Meeting of the Company held on March 21, 2024 (“Meeting of the Board of Directors”), whose minutes were filed at Santa Catarina commercial registry on March 21, 2024, under the No. 245024824, regarding the 2nd (second) issue of simple debentures, not convertible into shares, in a single series, of the unsecured type, with additional fiduciary guarantee, in the total amount of R$ 210,000,000.00 (two hundred and ten million reais) (“Debentures” and “Issue”), concerning the quantity of Debentures and the unit nominal value of Debentures; (ii) the ratification of all other characteristics of the Issue, as approved at the Meeting of the Board of Directors; (iii) express authorization for the Company's representatives and well-constituted attorneys-in-fact, pursuant to the Company's Bylaws, to perform all acts, take all measures and adopt all necessary measures related to the above deliberations; and (iv) the ratification of the acts already performed by the Company's Executive Board and well-constituted attorneys-in-fact, related exclusively to the above resolutions.

5.  Resolutions: After analyzing and discussing the matters on the Agenda, the members of the Board of Directors, by unanimous vote and without any restrictions, decided:

5.1.      Approve the rectification of item (i) of the Agenda of the Meeting of the Board of Directors, which now reads as follows:

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2024

“(i) the provision and constitution, by the Company, of a guarantee ("Guarantee"), to be provided by the Company together with AES BRASIL ENERGIA S.A., a corporation registered as a publicly-held company before the Brazilian Securities and Exchange Commission ("CVM"), in category "A", headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 1.376, 12th floor, Tower A, Sala Digitalização, Cidade Monções, CEP 04571-936, registered with the CNPJ/MF under No. 37.663.076/0001-07 ("AES" and, when together with the Company, the "Guarantors"), in proportion to their respective equity interests in POTENGI HOLDINGS S.A., a corporation not registered as a publicly-held company with the CVM, headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 1.376, esc. 121, Tower A – Torre Nações Unidas, Cidade Monções, CEP 04571-936, registered with the CNPJ/MF under No. 42.165.941/0001-25, with its articles of incorporation registered under NIRE No. 35300569903 ("Issuer" or "Potengi””), with the objective of ensuring the faithful, punctual and full fulfillment of the main and ancillary obligations assumed by the Issuer, within the scope of its 2nd (second) issue of simple debentures, not convertible into shares, in a single series, of the unsecured type, with additional fiduciary guarantee ("Debentures"), with a maturity of eighteen (18) years and six (6) months from the date of issue of the Debentures to be defined in the Issue Date (as defined below) ("Issue Date") and nominal value of R$ 100.00 (one hundred reais) ("Nominal Unit Value"), totaling, on the Issue Date, the total amount of R$ 210,000,000.00 (two hundred and ten million reais) ("Issue"), which will be subject to public distribution, intended exclusively for qualified investors, as defined pursuant to Articles 12 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended from time to time, and will therefore be subject to the automatic registration procedure of a public offering for the distribution of securities, pursuant to Article 26, item IX, and article 27, item II, of CVM Resolution No. 160, of July 13, 2022, as amended, of Law No. 12,431, of June 24, 2011, as amended, and other applicable legal and regulatory provisions ("Offering"), under the firm placement guarantee regime for the total amount of the Issue, subject to the terms and conditions of the Issue and the Debentures to be established through the execution of the "Private Deed Instrument of the 2nd (Second) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Fiduciary Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Potengi Holdings S.A.", to be entered into between the Issuer, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution domiciled in the City of São Paulo, State of São Paulo, at Rua Joaquim Floriano, nº 1.052, 13º andar, Itaim Bibi, CEP 04534-004, registered with the CNPJ/MF under No. 36.113.876/0004-34, as fiduciary agent ("Fiduciary Agent"), the Company and AES, acting as guarantors ("Deed of Issue").

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2024

5.2.      Approve the ratification of all other characteristics of the Issue, as approved at the Meeting of the Board of Directors;

5.3.      Express authorization for the Company's representatives and well-constituted attorneys-in-fact, pursuant to the Company's Bylaws, to perform all acts, take all measures, and adopt all necessary measures related to the above deliberations; and

5.4.      Ratify the acts already performed by the Company's Executive Board and well-constituted attorneys-in-fact, related exclusively to the above resolutions.

6.           Documents Filed at the Company: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

Capitalized terms used in these Minutes that are not defined herein have the meaning ascribed to them in the Deed of Issue.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

São Paulo, March 27, 2024.

_______________________________

Bruno Machado Ferla

Secretary